Power of Attorney
To Pixie Dust Technologies Co., Ltd.

I hereby appoint _______________ as my agent and authorize the power to excercise voting rights as regards following matters. (Agent to be designated by Pixie Dust Technologies.)

1. Attending the annual general meeting of shareholders of Pixie Dust Technologies Co., Ltd. held on July 31, 2024, and exercising the voting rights regarding the proposal on the right according to my instructions (marked with a circle). However, if I do not indicate my approval or disapproval of a proposal, or if a revised proposal is submitted to the original proposal, a carte blanche is given.
2. Appointment of sub-agent

yyyy/mm/dd

Number of voting rights

Agenda 1	Mr. Yoichi Ochiai	Approval	Disapproval
	Mr. Taiichiro Murakami	Approval	Disapproval
	Mr. Takayuki Hoshi	Approval	Disapproval
	Mr. Yusuke Murata	Approval	Disapproval
	Ms. Masayo Takahashi	Approval	Disapproval
Agenda 2	for the original agenda	Approval	Disapproval

seal

000

Cutti

Number of

Number of

Pixie Dust Technologies Co., Ltd.
Annual general meeting of shareholders
attendance ticket

When attending the general meeting of shareholders, submit this vote as a proxy. Please submit it to the venue reception without separating it from the power of attorney.

Please be sure to cut out the original form when mailing the power of attorney.